EXHIBIT 5
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                                 July 6, 2011



Biocurex, Inc.
7080 River Road, Suite 215
Richmond, BC V6X 1X5


This letter will constitute an opinion upon the legality of the sale by a selling shareholder of Biorurex, Inc., a Texas corporation (the "Company"), of up to 3,500,000 shares of common stock, all as referred to in the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.


We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Texas, and a copy of the Registration Statement. In our opinion, the Company is authorized to issue the shares of stock mentioned above and such shares, when sold, will be legally issued and will represent fully paid and non-assessable shares of the Company's common stock.



Very truly yours,


HART & TRINEN

William T. Hart




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